UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

CEC ENTERTAINMENT, INC.

(Names of Subject Company (Issuer))

Q MERGER SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

QUESO HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

APOLLO MANAGEMENT VIII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

125137109

(CUSIP Number of Class of Securities)

Q Merger Sub Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven A. Cohen

Ronald C. Chen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019-6150

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$946,665,414	$121,931
*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 17,530,841 shares of common stock, par value $0.10 per share, at $54.00 per share. This includes (i) 16,971,366 shares of unrestricted common stock outstanding on the date hereof and (ii) 559,475 shares of restricted stock outstanding on the date hereof.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the Transaction Value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$121,931	Filing Party:	Q Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Queso Holdings Inc. (“Parent”), a Delaware corporation, Q Merger Sub Inc. (the “Offeror”), a Kansas corporation and a wholly owned subsidiary of Parent, and Apollo Management VIII, L.P., a Delaware limited partnership, with the Securities and Exchange Commission on January 16, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Offeror for all of the outstanding common stock, par value $0.10 per share (the “Common Stock”), and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent, (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company at a price of $54.00 per share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 16, 2014 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 through 9 and ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Offer expired, as scheduled, at 9:30 a.m., New York City time, on Friday, February 14, 2014. The depositary for the Offer has advised the Offeror that, as of the expiration time of the Offer, a total of approximately 11,953,853 Shares were validly tendered to the Offeror and not validly withdrawn in the Offer, which represent approximately 68% of all issued and outstanding Shares on a fully diluted basis. The Offeror has accepted all Shares that were validly tendered (other than shares tendered by guaranteed delivery where actual delivery has not occurred) and not validly withdrawn during the offering period. Payment for such Shares will be made promptly, in accordance with the terms of the Offer. Immediately prior to the time the Company accepted the Shares for payment in the Offer, the Rights expired in accordance with their terms without any payment in respect thereof.

On Friday, February 14, 2014, the Offeror and the Company issued a joint press release announcing the results of the Offer and the consummation of the Merger. In order to complete the Merger, following the expiration of the Offer, the Offeror exercised its option pursuant to the Merger Agreement (the “Top-Up Option”) to purchase directly from the Company, at the Offer Price, a number of newly issued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock held by Parent and the Offeror at the time of such exercise, constituted one share more than 90% of the total shares of Common Stock then outstanding on a fully diluted basis. Following the closing of the Top-Up Option, the Offeror effected a “short-form” merger in accordance with the Kansas General Corporation Code, without prior notice to, or any action by, any stockholder of the Company other than the Offeror, and as a result, the Company became an wholly-owned subsidiary of Parent.

The press release announcing the expiration of the Offer, the acceptance of Shares for payment and the completion of the acquisition of the Company is attached hereto as Exhibit (a)(1)(H).

ITEM 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(H)	Joint Press Release issued by Queso Holdings Inc., Q Merger Sub Inc. and CEC Entertainment, Inc. on February 14, 2014

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Q Merger Sub Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Queso Holdings Inc.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

Apollo Management VIII, L.P.

By:	AIF VIII Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Parent, the Offeror and the Company on January 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(a)(1)(G)	Summary Advertisement published in the Wall Street Journal and dated January 16, 2014.*

(a)(1)(H)	Joint Press Release issued by Queso Holdings Inc., Q Merger Sub Inc. and CEC Entertainment, Inc. on February 14, 2014.

(a)(5)(A)	Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 21, 2014, in the District Court of Shawnee County, Kansas.*

(a)(5)(B)	Complaint filed by John Solak, individually and on behalf of all others similarly situated, on January 22, 2014, in the District Court of Shawnee County, Kansas, Civil Division.*

(a)(5)(C)	Complaint filed by Irene Dixon, on behalf of herself and all others similarly situated, on January 24, 2014, in the District Court of Shawnee County, Kansas.*

(a)(5)(D)	Amended Complaint filed by Hilary Coyne on behalf of herself and all other similarly situated public stockholders of CEC Entertainment, Inc., on January 24, 2014, in the District Court of Shawnee County, Kansas.*

(a)(5)(E)	Complaint filed by Louisiana Municipal Police Employees’ Retirement System, on behalf of itself and all other similarly situated stockholders of CEC Entertainment, Inc., on January 31, 2014, in the District Court of Shawnee County, Kansas.*

(a)(5)(F)	Amended Complaint filed by John Solak, individually and on behalf of all other similarly situated, on January 30, 2014, in the District Court of Shawnee County, Kansas, Civil Division.*

(b)(1)	Commitment Letter, dated as of January 15, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., UBS AG, Stamford Branch and UBS Securities LLC.*

(d)(1)	Agreement and Plan of Merger, dated as of January 15, 2014, by and among Q Merger Sub Inc., Queso Holdings Inc. and CEC Entertainment, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CEC Entertainment, Inc. on January 16, 2014).

(d)(2)	Limited Guarantee, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. in favor of CEC Entertainment, Inc.*

(d)(3)	Equity Commitment Letter, dated as of January 15, 2014, delivered by AP VIII Queso Holdings, L.P. to Queso Holdings, Inc.*

(g)	None.

(h)	None.

*	previously filed